TARGETED MEDICAL PHARMA, INC.

2980 Beverly Glen Circle, Suite 301

Los Angeles, California 90077

June 5, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Targeted Medical Pharma, Inc.

Registration Statement on Form S-1 (File No. 333-172243), filed on February 14, 2011,

As amended on Form S-1/A Amendment No. 1, filed on April 22, 2011,

As amended on Form S-1/A Amendment No. 2, filed on July 14, 2011,

As amended on Form S-1/A Amendment No. 3, filed on November 9, 2011.

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Targeted Medical Pharma, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced registration statement on Form S-1, together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof. The Company is requesting withdrawal of the Registration Statement because it does not plan to file an updating amendment and pursue a public offering at this time. The Company believes that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registration Statement was not declared effective by the Commission (the “Commission”) under the Securities Act. The Company hereby confirms that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

The Company desires to respond to all open comments. To that end, the Company also hereby transmits its response to the letter received by the Company from the staff (the “Staff”) of the Commission, dated December 13, 2011, regarding our Amendment No. 3 to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Please confirm that you will resolve your outstanding request for confidential treatment before requesting acceleration of the Form S-1.

The Company respectfully advises the Staff that our outstanding request for confidential treatment was resolved on January 4, 2012.

2.	We are still reviewing your responses on revenue recognition and accounts receivables, comments 5-9, 17-19 and 26-28 and may have additional comments.

The Company respectfully advises the Staff that, in connection with the Company’s discussions with the Staff concerning these comments, the Company reexamined its revenue recognition policy and discussed the same with its independent public accountants. On March 27, 2012, the Company filed a Current Report on Form 8-K reporting that the Audit Committee of the Company’s board of directors concluded that the Company’s audited consolidated financial statements for the years ended December 31, 2010 and 2009 included in its Current Report on Form 8-K/A, filed on April 15, 2011, as well as the interim consolidated financial statements for 2011 included in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, will need to be restated as a result of an error in the application of accounting principles related to the Company’s revenue recognition policy and therefore should no longer be relied upon. More specifically, due to substantial uncertainties as to the amount of and timing and collectability of revenues derived from certain business models, which can take in excess of four years to collect, it was determined that these revenues did not meet the criteria for recognition in accordance with SAB Topic 13, Revenue Recognition, in the Annual Report on Form 10-K, filed on April 16, 2012. The Company restated its audited consolidated financial statements for the fiscal year ended December 31, 2010 and applied the corrected revenue recognition policy to its audited consolidated financial statements for the fiscal year ended December 31, 2011. The Company respectfully advises the Staff it is currently working to restate its financial statements for the fiscal year ended December 31, 2009 and the interim periods of the fiscal year ended December 31, 2011.

Certain Relationships and Related Party Transactions, page 109

3.	For each debt transaction, please revise to provide the disclosure required by Item 404(a)(5) of Regulation S-K.

The Company respectfully submits that this comment is no longer applicable as the Company has requested to withdraw the Registration Statement. However, in future filings, the Company will revise its disclosure in “Certain Relationships and Related Party Transactions” to include the disclosure required by Item 40(a)(5).

4.	We note the revised disclosure on page 34 regarding the range of collection time for workers compensation claims, from 45 days to four years. To the extent material, please revise to provide disclosure addressing the approximate amount of time required for the substantial majority of the claim.

The Company respectfully submits that this comment is no longer applicable as the Company has requested to withdraw the Registration Statement. Moreover, the Company respectfully submits that the disclosure concerning collection time for workers’ compensation claims is no longer applicable as the Company revised its revenue recognition policy to recognize revenue for products sold under its Physician Managed Model and Hybrid Model upon receipt of payment therefor.

5.	We also note your response to prior comment eight and the statement that you do not assist patients in certain dispute filings. Please revise to clarify the difference between “a dispute relating to whether benefits are available for a patient’s injury” and “a dispute relating to the provision of specific medical services.” It is unclear what factors determine whether a dispute is one for which you file a formal dispute complaint on behalf of the physician client, initiate settlement hearings and take other such steps. Please revise accordingly.

The Company respectfully advises the Staff that the referenced disclosure is not contained in the Company’s current filings with the Commission.

6.	With a view to clarifying disclosure in Management’s Discussion and Analysis, advise us of the approximate magnitude of your expenses associated with pursuing settlement of workers’ compensation claims.

The Company respectfully advises the Staff that the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 has been revised (pages 35, 97) to include a discussion of the expenses associated with the Physician Managed and Hybrid business revenue models in which many of the Company’s physician clients practicing in the area of workers’ compensation participate.

Exhibits

7.	Please confirm our understanding that your legality opinion will be re-filed when dated. Furthermore, we note your opinion states the shares “will be” legally issued, fully paid and non-assessable rather than “are,” as required by Section II.B.2.h of Staff Legal Business 19 (October 14, 2011).

The Company respectfully submits this comment is no longer applicable as the Company has requested to withdraw the Registration Statement.

8.	We note that you have not filed your underwriting agreement. Please note that we may comment on this document and allow for sufficient time for our review.

The Company respectfully submits this comment is no longer applicable as the Company has requested to withdraw the Registration Statement.

Should you have any questions or require anything further, please feel free to contact Dr. William Shell, MD, the Company’s Chief Executive Officer, at (310) 474-9809.

Very truly yours,

TARGETED MEDICAL PHARMA, INC.

/s/ William E. Shell
William E. Shell, MD
Chief Executive Officer cc: Barry I. Grossman, Esq.